Exhibit 99.6
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
Stantec Inc. (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2023 (the “Report”) with the United States Securities and Exchange Commission.
I, Gordon A. Johnston, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:
1.the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2024
/s/ Gordon A. Johnston
GORDON A. JOHNSTON, M. ENG, P. ENG
President and Chief Executive Officer